SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A1 (Amendment No. 1)
          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                       INCARA PHARMACEUTICALS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45325S-10-1
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 29, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  45325S-10-1
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      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3) SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               8,993,421  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         8,993,421  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,993,421 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 2 of 13

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CUSIP No.  45325S-10-1
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               8,993,421  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         8,993,421  (See Item 5)
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,993,421 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (See
                  Item 5)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 3 of 13

Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 1 is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), and Elan's direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted company ("EIS"), and relates to the common stock, par value $.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation ("Incara"). This Amendment No. 1 amends the Schedule 13D filed by Elan with the Securities and Exchange Commission (the "Commission") on February 7, 2001 (the "Schedule 13D") relating to the Common Stock of Incara Pharmaceuticals Corporation, the former parent of Incara (the "Former Parent"). On November 20, 2003, a reorganization and merger (the "Reorganization") of the Former Parent with and into Incara, which immediately prior to the Reorganization was a wholly-owned subsidiary of the Former Parent, was completed. Incara subsequently changed its name from Incara, Inc. to Incara Pharmaceuticals Corporation. As used herein, the term "Issuer" means the Former Parent for the period prior to completion of the Reorganization and Incara for the period subsequent to completion of the Reorganization. The name and address of the principal executive offices of the Issuer is Incara Pharmaceuticals Corporation, P.O. Box 14287, 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina 27709.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan and EIS, in respect of Common Stock beneficially owned directly by EIS and Elan Pharmaceutical Investments III, Ltd., a Bermuda exempted company ("EPIL III"). EPIL III is a direct wholly-owned subsidiary of EIS.

     Elan's principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan and EIS.

     During the last five years, neither Elan, EIS nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On January 22, 2001 pursuant to the terms of a Securities Purchase
Agreement dated December 21, 2000 (the "Securities Purchase Agreement") among Elan, EIS and Elan Pharma

International Ltd., an Irish corporation ("EPIL Shannon"), on the one hand, and the Issuer, on the other hand, EIS acquired (a) 825,000 shares of Common Stock,
(b) 28,457 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), (c) 12,015 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock") and (d) a Warrant to purchase up to 22,191 shares of Series B Preferred Stock (the "Warrant"), for an aggregate consideration of U.S. $16,015,000, U.S. $12,015,000 of which represented the purchase price for the Series C Preferred Stock and U.S. $4,000,000 of which represented the purchase price for the Common Stock, the Series B Preferred Stock and the Warrant. Additionally, the Issuer issued a Convertible Promissory Note to EPIL Shannon for up to an aggregate principal amount outstanding of $4,806,000 (the "Note"). EPIL Shannon subsequently transferred to EIS the right to decide when and if to convert the Note and the right, upon payment by EIS to EPIL Shannon of an amount equal to the principal amount of the Note plus accrued interest thereon, to receive the shares of Common Stock issuable upon conversion of the Note.

     On March 15, 2001, EIS transferred the 825,000 shares of Common Stock, the 12,015 shares of Series C Preferred Stock, the 28,457 shares of Series B Preferred Stock and the Warrant to EPIL III.

     On May 21, 2002, EIS purchased an additional 416,204 shares of Class B Preferred Stock for an aggregate purchase price of $3,000,000.

     The Note bears interest at 10% compounded semi-annually and is convertible at the option of EIS into shares of Series B Preferred Stock at a price of $43.27 per share. The Note will mature on December 21, 2006. The Issuer has the option to repay the note either in cash or in shares of Series B Stock and warrants having a then fair market value of the amount due. On October 29, 2001 and February 12, 2002, the Issuer borrowed $857,050 and $517,994, respectively, under the Note. On February 13, 2002, the Issuer, with EIS's consent, converted the outstanding principal and accrued interest of $1,400,169 into 480,000 shares of Common Stock and 58,883 shares of Series B Preferred Stock. On August 9, 2002, the Issuer borrowed $638,090 under the Note. Outstanding principal and accrued interest on the Note is $760,222 as of May 26, 2004.

     The Series C Preferred Stock bore an annual mandatory stock dividend of 7%, compounded annually. The Series C Preferred Stock was convertible into shares of the Issuer's Series B Preferred Stock at the rate of $64.90 per share. On November 20, 2003, as a result of the Reorganization, all of the Series C Preferred Stock was converted into an aggregate of 2,255,332 shares of Common Stock.

     The Series B Preferred Stock is convertible into shares of the Common Stock at a rate of 10 shares of Common Stock for each share of Series B Preferred Stock.

     The Common Stock and the Series B Preferred Stock collectively are referred to as the "Shares". The Shares, the Warrant and the Note collectively are referred to as the "Securities". The consideration for the Securities was provided by general corporate funds of EIS, EPIL III and EPIL Shannon.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     EIS, EPIL III and EPIL Shannon acquired the Securities for investment purposes.

     The Issuer has granted certain demand and piggyback registration rights in respect of the Securities.

     The Securities Purchase Agreement provided that, for so long as EIS and its affiliates were the beneficial owners of at least 5% of Common Stock on a fully diluted basis (or securities convertible, exchangeable or exercisable for or into the Common Stock or Series B Preferred Stock which, with such owned Common Stock and Series B Preferred Stock, represents at least 5% ownership, assuming the exercise, conversion or exchange thereof by EIS and it affiliates but not of any other of the Issuer's securities), EIS would be entitled to appoint one director to the Issuer's board of directors and the Issuer would take all necessary or appropriate steps to effect such appointment, such as by including the designated director by EIS as part of the management recommended slate of directors at any regular or special meeting of stockholders at which directors are to be elected. By letter dated May 17, 2004, EIS renounced such right to appoint a director to the Issuer's Board of Directors.

     EIS has a present intention to sell up to 480,000 shares of the Common Stock from time to time in open market transactions, subject to market conditions. EIS and EPIL III expect to evaluate their investments in the Issuer on an ongoing basis and EIS and EPIL III may determine to change their investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell or to retain their holdings of securities of the Issuer, EIS, EPIL III will take into consideration such factors as they deem relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. EIS and EPIL III reserve the right to dispose of all or a portion of their holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

     Except as set forth in this Item 4 or elsewhere in this Schedule 13D, none of Elan, EIS or EPIL III has a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of May 27, 2004, Elan (indirectly through its ownership of EIS and EPIL III) and EIS (directly in respect of 5,406,609 shares of Common Stock and indirectly through its ownership of EPIL III) each beneficially owned 8,993,421 shares of Common Stock (including 5,035,440 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, 175,739 shares of Common Stock issuable upon conversion of the Note and 221,910 shares of Common Stock issuable upon exercise of Warrants to purchase Class B Convertible Preferred Stock), representing 6.2% of the outstanding shares of Common Stock (based on 138,873,867 shares of Common Stock outstanding as of May 7, 2004 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2004).

     (b) As of May 27, 2004, Elan (indirectly through its ownership of EIS and EPIL III) and EIS (directly in respect of 5,406,609 shares of Common Stock and indirectly through its ownership of EPIL III) each had the shared voting and dispositive power over 8,993,421 shares of Common Stock (including 5,035,440 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, 175,739 shares of Common Stock issuable upon conversion of the Note and 221,910 shares of Common Stock issuable upon exercise of Warrants to purchase Class B Convertible Preferred Stock), representing 6.2% of the outstanding shares of Common Stock (based on 138,873,867 shares of Common Stock outstanding as of May 7, 2004 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2004).

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships described in Item 6 of Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     1. Joint Filing Agreement dated May 27, 2004 between Elan and EIS (filed herewith).

     2. Securities Purchase Agreement, dated as of December 21, 2000 (incorporated by reference to exhibit 10.55 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 29, 2001).

     3. Warrant, dated December 21, 2000 (incorporated by reference to exhibit
4.3 to the Issuer's quarterly report on Form 10-Q for the quarter ended December 31, 2000).

     4. Agreement and Plan of Merger and Reorganization by and between Incara Pharmaceuticals Corporation and Incara, Inc. dated as of September 16, 2003 (incorporated by reference to exhibit 2.1 to the Issuer's Registration Statement on Form S-4 filed with the SEC on September 19, 2003).

     5. Certificate of Incorporation, as amended, of the Issuer (incorporated by reference to exhibit 3.1 to the Issuer's Registration Statement on Form S-4 filed with the SEC on September 19, 2003).

     6. Convertible Promissory Note, dated December 21, 2000 (incorporated by reference to exhibit 10.61 to the Issuer's quarterly report on Form 10-Q for the quarter ended December 31, 2000).

     7. Agreement and Amendment, effective as of January 22, 2001 (incorporated by reference to exhibit 10.64 to the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2001).

     8. Second Agreement and Amendment, effective as of January 22, 2001 (incorporated by reference to exhibit 10.65 to the Issuer' quarterly report on Form 10-Q for the quarter ended March 31, 2001).

     9. Third Agreement and Amendment, effective as of January 22, 2001 (incorporated by reference to exhibit 10.66 to the Issuer's Form 8-K filed with the SEC on June 1, 2001).

     10. Agreement and Fourth Amendment, effective February 13, 2002 (incorporated by reference to exhibit 10.75 to the Issuer's quarterly report on Form 10-Q for the quarter ended December 31, 2001).

     11. Securities Purchase Agreement, dated as of May 15, 2002 (incorporated by reference to exhibit 10.84 to the Issuer's Form 8-K/A filed with the SEC on July 3, 2002).

     12. Amended and Restated Registration Rights Agreement, dated as of May 15, 2002 (incorporated by reference to exhibit 10.86 to the Issuer's Form 8-K filed with the SEC on July 3, 2002).

     13. Termination Agreement, made the 19th day of November, 2003 (filed herewith).

     14. Letter dated May 17, 2004 from EIS and EPIL to the Issuer renouncing board seat (filed herewith).




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



                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 27, 2004

                                 ELAN CORPORATION, PLC

                                 By:  /s/ William F. Daniel
                                      --------------------------------------
                                      Name:   William F. Daniel
                                      Title:  Executive Vice President and
                                              Company Secretary


                                 ELAN INTERNATIONAL SERVICES, LTD.


                                 By:  /s/ Kevin Insley
                                      -----------------------------------------
                                      Name:   Kevin Insley
                                      Title:  President and Chief
                                                Financial Officer

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

                                  EXHIBIT INDEX

     1. Joint Filing Agreement dated May 27, 2004 between Elan and EIS (filed herewith).

     2. Securities Purchase Agreement, dated as of December 21, 2000 (incorporated by reference to exhibit 10.55 to the Issuer's Form 8-K filed with the SEC on January 29, 2001).

     3. Warrant, dated December 21, 2000 (incorporated by reference to exhibit
4.3 to the Issuer's quarterly report on Form 10-Q for the quarter ended December 31, 2000).

     4. Agreement and Plan of Merger and Reorganization by and between Incara Pharmaceuticals Corporation and Incara, Inc. dated as of September 16, 2003 (incorporated by reference to exhibit 2.1 to the Issuer's Registration Statement on Form S-4 filed with the SEC on September 19, 2003).

     5. Certificate of Incorporation, as amended, of the Issuer (incorporated by reference to exhibit 3.1 to the Issuer's Registration Statement on Form S-4 filed with the SEC on September 19, 2003).

     6. Convertible Promissory Note, dated December 21, 2000 (incorporated by reference to exhibit 10.61 to the Issuer's quarterly report on Form 10-Q for the quarter ended December 31, 2000).

     7. Agreement and Amendment, effective as of January 22, 2001 (incorporated by reference to exhibit 10.64 to the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2001).

     8. Second Agreement and Amendment, effective as of January 22, 2001 (incorporated by reference to exhibit 10.65 to the Issuer' quarterly report on Form 10-Q for the quarter ended March 31, 2001).

     9. Third Agreement and Amendment, effective as of January 22, 2001 (incorporated by reference to exhibit 10.66 to the Issuer's Form 8-K filed with the SEC on June 1, 2001).

     10. Agreement and Fourth Amendment, effective February 13, 2002 (incorporated by reference to exhibit 10.75 to the Issuer's quarterly report on Form 10-Q for the quarter ended December 31, 2001).

     11. Securities Purchase Agreement, dated as of May 15, 2002 (incorporated by reference to exhibit 10.84 to the Issuer's Form 8-K/A filed with the SEC on July 3, 2002).

     12. Amended and Restated Registration Rights Agreement, dated as of May 15, 2002 (incorporated by reference to exhibit 10.86 to the Issuer's Form 8-K filed with the SEC on July 3, 2002).

     13. Termination Agreement, made the 19th day of November, 2003 (filed herewith).

     14. Letter dated May 17, 2004 from EIS and EPIL to the Issuer renouncing board seat (filed herewith).

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the Common Stock, par value $.001 per share, of Incara Pharmaceuticals Corporation, including all amendments thereto.

Date:    May 27, 2004
                                 ELAN CORPORATION, PLC


                                 By:  /s/ William F. Daniel
                                      -----------------------------------------
                                      Name:   William F. Daniel
                                      Title:  Executive Vice President
                                                and Company Secretary

                                 ELAN INTERNATIONAL SERVICES, LTD.


                                 By:  /s/ Kevin Insley
                                      -----------------------------------------
                                      Name:   Kevin Insley
                                      Title:  President and Chief
                                                Financial Officer